Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

May 2, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	William Demarest
Isaac Esquivel
Ronald E. Alper
David Link

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-4
Filed March 11, 2024
File No. 333-275871

Ladies and Gentlemen:

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 25, 2024, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4 filed March 11, 2024

Following the Closing of the Business Combination, FIAC will not have any right to make damage claims against DevvStream, page 96

1. Staff’s comment: We note your response to comment 2, however we do not see the noted revision. Please revise your disclosure as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 97 of the Amended Registration Statement accordingly.

Information about DevvStream

Devvio Agreement, page 223

2. Staff’s comment: We note that Devvio is a “Core Company Security Holder” of DevvStream by virtue of holding 100% of the multiple voting shares and will be a significant holder of the Combined Company. Please clarify how significant Devvio’s ownership of the combined company will be as well as their degree of influence (e.g., percentage of voting shares they will hold, how many seats on the board, etc.).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in connection with the Business Combination, the DevvStream multiple voting shares will be automatically exchanged for a number of common shares of the combined company equal to the Per Common Share Amalgamation Consideration, which common shares will vote on a one-to-one basis with the other common shares of the combined company. In addition, the Company has amended its disclosure on pages 266-267 of the Amended Registration Statement to clarify the anticipated beneficial ownership of Devvio in the combined company after the Business Combination, and will include, once determinable, the percentage of outstanding common shares Devvio will hold in the combined company immediately following the closing of the Business Combination, which is expected to be a minority ownership percentage.

As disclosed in the Registration Statement, Tom Anderson, one of DevvStream’s directors, is anticipated to serve on the board of directors of the combined company. Mr. Anderson’s anticipated nomination to the board of directors of the combined company will be pursuant to the terms of the Business Combination Agreement, and not pursuant to any separate arrangement with Devvio.

3. Staff’s comment: Considering the related party relationship between Devvio and DevvStream and the fact that Devvio will be a significant holder of (and presumably with significant influence over) the combined company, please revise to include disclosure about Devvio’s business plans, specifically those surrounding the DevvE token. Also, clarify whether Devvio is the issuer of the token or if it is another party, and explain DevvStream’s role in the development of the token.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 67, 227 and 228 of the Amended Registration Statement to include disclosure regarding Devvio’s business.

The Forevver Association is the issuer of the DevvE token and is managing the trading of the token on offshore (non-US) marketplaces as well as business development activities around the DevvE token. Neither the Company no Devvio are involved in the issuance, sale or trading of the DevvE token.

DevvStream does not assert control or have management authority over the Forevver Association, nor has DevvStream participated in the development, issuance or trading of the DevvE token. DevvStream’s business is not dependent upon or related to the DevvE tokens or their issuance or trading in any way.

4. Staff’s comment: We note that the website for DevvE, devve.io, indicates that DevvStream is a strategic partner of DevvE, discusses a DevvExchange, and that DevvE is spearheaded by the Forevver Association. Please revise your disclosure to describe in detail the relationships between DevvStream, DevvE, the Forevver Association, the DevvExchange, and Devvio.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 270 and 279 of the Amended Registration Statement to describe in detail the relationships between DevvStream, Devvio and the Forevver Association. The Company respectfully advises the Staff that the biographical disclosure for Messrs. Sunny Trinh, Tom Anderson and Ray Quintana, as amended, as well as the disclosures in the Amended Registration Statement, particularly on pages 67, 227 - 228, 232 - 234, 237, 244 and 279 - 280, detail the material relationships between the entities to the extent such relationships relate to DevvStream.

DevvStream does not have a relationship with the DevvE token, which is issued and managed by the Forevver Association. The Forevver Association is a Swiss entity with separate ownership from both DevvStream and Devvio. Neither Devvio nor DevvStream control, or are under common control with, the Forevver Association.

DevvExchange does not currently exist as a product or as a separate entity, but is a software concept that may be developed by Devvio in the future. DevvStream has no connection to nor involvement with the DevvExchange software concept.

5. Staff’s comment: Your response to prior comment 4 indicates that there is no native coin or currency for DevvX. However, it appears the DevvE website contradicts the filing disclosure that the that blockchain does not create or track any type of crypto asset. The DevvE website claims that the DevvE token is the “next generation cryptocurrency” and the platform token of the DevvX blockchain. Further, it appears DevvE is traded, as indicated on multiple websites (e.g., CoinGecko, CoinCarp, etc.). Please explain this discrepancy and provide clarifying disclosure in your filing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it confirms its previous response—that there is no native coin that serves as the engine for the DevvX blockchain.

The use of DevvX by DevvStream does not involve or require the integration of any token or other type of crypto asset to support its functionality.  As disclosed in the Registration Statement, DevvStream intends to use DevvX as a SaaS product similar to Amazon's AWS technology product/service.

DevvE is an ERC-20 token and is maintained on Ethereum. DevvStream does not utilize the DevvE token, or any token, in connection with DevvStream’s use of the DevvX blockchain, and DevvStream blockchain does not interact with nor is it interoperable with the DevvE token, or any token.

Whenever DevvStream uses DevvX, DevvStream operates its own blockchain unrelated to any other DevvX user's blockchain. To clarify, the Company’s previous statement, that “[t]he blockchain technology does not track any type of crypto asset,” refers to DevvStream’s use of DevvX and the DevvStream-specific blockchain. All other uses of DevvX are entirely separate from and unrelated to DevvStream’s use of DevvX.

6. Staff’s comment: We note your response to prior comment 3. Please provide more detail regarding how the blockchain works. For example, discuss the type of consensus mechanism it uses and who does the verification; indicate whether it is decentralized; what type of digital assets is it compatible with; who has access to the blockchain and who can write on it; what protections are there against privacy, fraud, theft, loss; if records are immutable, describe what happens if there is an incorrect input; describe how it connects to other blockchains.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 227 - 228 of the Amended Registration Statement to provide more detail regarding how DevvStream’s utilization of the DevvX blockchain works. The Company respectfully advises the Staff that DevvX provides an independent blockchain for any application. DevvStream will therefore have its own blockchain, which will be used in conjunction with DevvStream’s platform to store all relevant data related to the generation of carbon credits, including project design documents, quantification methodologies, validation and verification reports, project/program specific data and registry credit issuance. The consensus mechanism for validating transactions is permissioned (i.e., only DevvStream and algorithms managed by DevvStream are granted permission to participate in the consensus process for validating transactions), so there are no third-party validators. Validators are simply algorithms managed by Devvio. DevvStream's blockchain does not have any compatibility with any digital assets, and is and will be used by DevvStream to track data. Only DevvStream will have permission to write to the DevvStream blockchain using an Application Programming Interface (API) key, but read access is expected to be public.

Because read access is expected to be public, data recorded on the DevvStream blockchain will be fully anonymized, with customer-specific information being recorded separate from the DevvStream blockchain. Accordingly, no privacy methodologies are expected to be used with respect to the data recorded on the DevvStream blockchain. Because there are no assets tracked on DevvStream’s blockchain, the DevvStream blockchain will not utilize any fraud, theft or loss mechanisms.

Any data recorded on the DevvStream blockchain represents a record at the time the data is recorded. If there is an incorrect input, then a new record can be added later, that has the most up to date, correct information. DevvStream's blockchain will not connect to other blockchains.

7. Staff’s comment: We note from your disclosures and response to prior comments that the blockchain will not be used to create a digital copy of the carbon credit on the blockchain, but instead to keep a record of the data used to generate the carbon credit; and, that there is no gas fee as on other chains. However, it is still not clear how data is written onto the blockchain without using or creating some type of digital asset. Please provide a step-by-step example that explains how data is written to the blockchain under each of your business models (Direct Investment/Project Management). Include a description of what specific data is included on the blockchain, what you can do to/with the data once it has been written onto the blockchain, and whether any third parties access the data on the blockchain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that DevvStream’s use of the DevvX blockchain can be thought of as a datastore (similar to a database, another type of datastore). The datastore maintains time-ordered immutable data. The use of the datastore does not involve any type of digital asset. The following is a step-by-step example that explains how data is written to DevvStream’s blockchain.

1. DevvStream determines the format of a required type of record. By way of example, the record could be of an Internet-of-Things (“IOT”) device ID and a related measurement from the device (“Measurement Value”).

2. DevvStream uses an API call to define a representation of that record structure, which is recorded in the JavaScript Object Notation format. To further illustrate the example above, the representation would be “IOT device ID: [variable id per record], Measurement Value: [variable value per record]).”

3. Any time a record is desired to be recorded, DevvStream uses an API call to instantiate that record structure. In our example, instantiating the record structure once per hour with a record where IOT Device ID equals 12345, and the Measurement Value is equal to a current value of units (e.g., 6,789).

The result is a time-ordered and immutable dataset that shows those records recorded in chronological order, over time. In this example, a separate record would show that the device ID relates to a specific category of carbon credits, for example, which gives credibility to any carbon credits that rely on the specific IOT device as proof of the validity of the carbon credit.

Records are expected to be publicly available, for anyone to view to ensure that there is transparency and auditability of the data.

ESG assets are currently tracked by traditional registries.  There are no current plans for DevvStream to track or manage a tokenized, blockchain-based asset or cryptocurrency.

8. Staff’s comment: Please clarify the purpose of the prepaid royalties to Devvio in connection with the license agreement. Tell us what these prepaid royalty payments are for and what sales revenue future royalties will eventually be based on. Clarify if DevvStream will eventually use the blockchain to conduct sales of carbon credits and if it is those sales that the royalty payments will be based on. If so, tell us how you will do that without creating a digital representation of the carbon credits.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prepayment of royalty payments under the Devvio Agreement is intended to compensate Devvio for providing DevvStream with access to the Devvio blockchain despite the fact that DevvStream has not generated any revenue that would otherwise trigger royalty payments to Devvio. The intent of the Devvio Agreement is that, in the future, DevvStream will pay a royalty of 5% of all sales revenue for transactions that use the Devvio blockchain.

By way of example, if DevvStream were to act as a project manager in an arrangement whereby DevvStream were entitled to retain 25% of the carbon credit stream generated by DevvStream’s customer, DevvStream would then sell these retained carbon credits. These carbon credits are currently tracked by traditional carbon credit registries. DevvStream would in turn pay Devvio 5% of the proceeds from DevvStream’s sale of such carbon credits on the traditional, third-party carbon registry. While DevvStream would maintain provenance data related to the carbon credits, the carbon credits themselves would be tracked on the traditional, third-party carbon registry, and thus DevvStream would not be creating a digital representation of the carbon credits, but rather maintaining supplemental data tied to the carbon credit tracked by the third-party carbon registry.

9. Staff’s comment: Please clarify whether the blockchain has additional capabilities beyond those you are currently utilizing and whether you have plans to use the blockchain in other ways in the future.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the DevvX blockchain has the ability to easily record and store large amounts of time-ordered data, which is functionality that DevvStream expects to utilize. DevvStream has no plans to use the blockchain in other ways in the future and has no plans to develop any type of cryptocurrency or other blockchain-based token (whether as a utility token or otherwise).

10. Staff’s comment: Please tell us how you assessed the need to include risk factor disclosure about the risks and challenges of operating on the blockchain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, other than the risk factors captioned, “Our business is reliant on the Devvio Agreement...” and “Our inability to retain licenses to intellectual property owned by third parties may materially adversely affect our financial results and operations,” the Company does not believe a standalone risk factor with respect to the risks and challenges of operating on the blockchain is necessary, as the risks associated with the utilization of the Devvio Platform are otherwise covered by the risk factor captioned “Risks Related to DevvStream’s Information Technology and Intellectual Property.” In addition, the Company respectfully advises the Staff that risks attendant to many other blockchain applications, such as security risks attendant to permissionless blockchain ledgers and economic and compliance risk attendant to tokenized or asset-based blockchain applications are not applicable to DevvStream’s use of Devvio’s DevvX technology, given its permissioned consensus mechanism and non-tokenized, non-asset-based nature.

11. Staff’s comment: It is not clear from the disclosure whether the blockchain is fully developed to be functional for the company. Please clarify the stage of development it is in and when it will be fully functional.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that The DevvX blockchain is currently fully-developed to be functional for DevvStream's needs

12. Staff’s comment: Your disclosure on page 218 compares the DevvX blockchain’s low carbon footprint to the energy usage and CO2 output of Bitcoin’s blockchain, on the order of one three billionth. Please clarify how you determined that this comparison is appropriate given what appears to be fundamental differences.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that one of the criticisms of blockchain software, as a category, is its high energy use and the resulting CO2 output, and that the Company compares the DevvX blockchain to the Bitcoin blockchain to point out that the DevvX blockchain’s approach does not face the same energy use and CO2 output concerns. The Company has chosen the Bitcoin blockchain in particular for comparison as it is one of the publicized applications of blockchain software (and is within one of the most publicized categories of applications of blockchain software, cryptocurrency), and as such, the Company believes that it serves as a helpful frame of reference for investors, given its familiarity.

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Peter Seligson, P.C. of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Enclosures
cc:	Peter Seligson, P.C. (Kirkland & Ellis LLP) Justin R. Salon (Morrison & Foerster LLP) Simon Romano (Stikeman Elliott LLP)